HOLLINGER INC.

               RETRACTION PRICE OF RETRACTABLE COMMON SHARES


          Toronto, Canada, January 6, 1999-- Hollinger Inc. (TSE, ME, VSE:
HLG.C; NASDAQ: HLGCF) announces that the Retraction Price of the retractable common shares of the Corporation as of January 7, 1999 shall be $16.25 per share.

          Hollinger Inc. is a Canadian-based international newspaper company that through its subsidiaries is engaged primarily in the publishing, printing and distribution of newspapers and magazines in the United Kingdom, the United States, Canada and Israel.

          For further information please call:


J. A. Boultbee                         Peter Y. Atkinson
Executive Vice-President and CFO       Vice-President and General Counsel
Hollinger Inc.                         Hollinger Inc.
(416) 363-8721                         (416) 363-8721